SECUI 12011177 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

SEC FILE NUMBER
8- 30563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Cherry Street, Suite 800
(No. and Street)

Denver	Colorado	80246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O'Brien — (303)296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Court, Suite 200	Englewood,	Colorado	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill Capital Partners, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERIE GAUNT
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 01-30-2013

Signature

President/CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✓ (o) Independent auditors report

✓ (p) A report on internal control

GILL CAPITAL PARTNERS, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Gill Capital Partners, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gill Capital Partners, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis as required by rule 17a-5 under the Securities Exchange Act of 1934, and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richey May & Co.

Englewood, Colorado
February 17, 2012

GILL CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	103,072
Restricted cash		50,000
Accounts receivable		218,346
Deferred income taxes		11,400
Total current assets		382,818
PROPERTY AND EQUIPMENT		
Furniture and equipment		62,028
Computer equipment		23,117
Leasehold improvements		2,398
Total property and equipment		87,543
Less accumulated depreciation		(37,861)
Property and equipment, net		49,682
OTHER ASSETS		
Deposits		3,246
Intangible, net of accumulated amortization of $65,623		240,619
Total other assets		243,865
TOTAL ASSETS	$	676,365

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	12,701
Accrued expenses		52,372
Income tax payable		11,273
Capital lease obligation, current portion		3,341
Total current liabilities		79,687
OTHER LIABILITIES		
Subordinate debt, stockholder		130,000
Capital lease obligation, net of current portion		13,950
Total other liabilities		143,950
TOTAL LIABILITIES		223,637
COMMITMENTS AND CONTINGENCIES (Note D)		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000,000 shares authorized, 48,000 shares issued and outstanding		4,500
Additional paid in capital		474,273
Accumulated deficit		(26,045)
Total stockholders' equity		452,728
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	676,365

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commissions	$ 1,174,569
Investment advisory fees	799,371
Retirement plan services	29,630
Interest income	537
Total revenues	2,004,107
EXPENSES	
Salaries, commissions and benefits	1,174,102
Occupancy, equipment, and communications	106,667
General and administrative	647,735
Depreciation	9,908
Amortization	43,749
Interest	11,096
Total expenses	1,993,257
INCOME BEFORE INCOME TAXES	10,850
INCOME TAX BENEFIT	127
NET INCOME	$ 10,977

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2010	48,000	$ 4,500	$474,273	$ (37,022)	$ 441,752
Net income	-	-	-	10,977	10,977
Balance, December 31, 2011	48,000	$ 4,500	$474,273	$ (26,045)	$ 452,728

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	10,977
Non-cash items-		
Depreciation		9,908
Amortization		43,749
Deferred income taxes		(11,400)
(Increase) decrease in -		
Accounts receivable		(19,853)
Increase (decrease) in-		
Accounts payable		(3,088)
Accrued expenses		26,717
Income tax payable		11,273
Net cash provided by operating activities		68,283
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(44,768)
Net cash used in financing activities		(44,768)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings under capital lease obligations		17,291
Net cash provided by financing activities		17,291
INCREASE IN CASH AND CASH EQUIVALENTS		40,806
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		62,266
CASH AND CASH EQUIVALENTS, END OF YEAR	$	103,072
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$	11,096

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, Inc. (the Company), was incorporated as a broker dealer under laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, Inc., (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

Financial Advisory Services and Revenue Recognition

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. Client can choose from an array of services that best fit their situation, each having a separate fee structure. During the year ended December 31, 2011, the Company received $799,371 under financial advisory agreements with one company. The annual fees for Investment Supervisory Services for retail clients are based upon a percentage of assets under management and generally range from .50% to 2.0%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Supervisory Services. Generally, fees for Investment Supervisory Services are billed quarterly in arrears, in the month following each quarter-end. Fees are calculated based upon the value plus accrued interest.

Restricted Cash

Restricted cash includes cash balances that are restricted under clearing account agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment is recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years.

Intangible Asset

The intangible asset consists of an acquired client list that is being amortized over its estimated useful life of seven years. Amortization expense amounted to $43,749 for the year ended December 31, 2011.

Advertising

Advertising is expensed as incurred and amounted to $13,424 for the year ended December 31, 2011.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company periodically maintains cash in financial institutions in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

Income Taxes

The Company has elected to be taxed as corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are limited to amounts considered to be realizable in future periods.

The Company's revenues and expenses are included in the consolidated tax returns of the Parent. The components of income tax expense (benefit) are as follows for the year ended December 31, 2011:

Current Federal income tax expense	$ 8,700
Current State income tax expense	2,573
Deferred income benefit	(11,400)
Income tax benefit	$ (127)

The tax effects of significant temporary difference which give rise to the Company's deferred tax assets are as follows at December 31, 2011:

Deferred tax asset	
Intangible asset	$ (35,000)
Deferred rent	(22,897)
Federal and State income taxes	46,497
Deferred tax asset	$ (11,400)

B. SUBORDINATE DEBT

The Company has $130,000 in outstanding debt to a stockholder which is subordinate to the claims of general creditors, bears interest at 8% per annum, and matures March 1, 2013. Total related party interest expense amounted to $11,096 during 2011.

C. CAPITAL LEASE OBLIGATIONS

The Company leases equipment with a capitalized cost of $17,291 under capital leases with an aggregate monthly payment of $355 which expire through July 2016. Following is a schedule of the future minimum lease payments with the present value of the net minimum lease payments as of December 31, 2011:

Year Ending December 31,	Amount
2012	$ 4,256
2013	4,256
2014	4,256
2015	4,256
2016	2,129
Total minimum lease payments	19,153
Less amount representing interest	(1,862)
Total obligation	17,291
Less current portion	(3,341)
Long-term portion	$ 13,950

D. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities and office equipment under non-cancelable operating leases expiring through July 2013. Total rent expense charged to operations under all operating leases was $57,157 in 2011. Future minimum rental payments under operating leases are as follows at December 31, 2011:

Year Ending December 31,	Amount
2012	$ 78,401
2013	77,224
2014	79,293
2015	81,361
2016	83,430
Thereafter	56,539
	$ 456,248

E. RETIREMENT PLANS

Employee Stock Ownership Plan

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Bonus Trust (the Trust) pursuant to an Employee Stock Ownership Plan (the ESOP Plan). Under the ESOP Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employee's age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of the Parent. Employees vest in contributions over a 7 year period. No contributions were made to the Trust during 2011.

401(k) Plan

The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company can elect to make annual matching contributions. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees ratably vest in the Company matching contributions over a 5 year period. The Company made no contributions to the Plan during 2011.

F. REGULATORY REQUIREMENTS

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $71,236, which was $21,236 in excess of its required net capital of $50,000 and the Company had a percentage of aggregate indebtedness to net capital of 112%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

G. RELATED PARTY TRANSACTIONS

Pursuant to a consulting agreement, the Parent provides compliance, marketing and information technology services to the Company. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent of $191,500 during 2011.

H. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash, short-term receivables, and short-term payables approximate their fair value at December 31, 2011.

I. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 17, 2012, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Assets	$	676,365
Less liabilities		(223,637)
Net Worth		452,728
Less non-allowable assets:		
Property and equipment		(49,682)
Receivables		(206,545)
Deferred income taxes		(11,400)
Deposits		(3,246)
Intangible asset		(240,619)
Total non-allowable assets		(511,492)
Additions:		
Liability subordinated to claims of creditors		130,000
Net capital before haircuts on securities positions		71,236
Haircuts and undue concentration		-
NET CAPITAL	$	71,236
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	21,236
AGGREGATE INDEBTEDNESS	$	79,687
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		112%

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
RECONCILIATION OF NET CAPITAL UNDER RULE 15c-3-1 TO
NET CAPITAL OF THE UNAUDITED 2011 FOCUS REPORT
DECEMBER 31, 2011

NET CAPITAL	$	71,236
Audit Adjustments:		
1. To record deferred income tax asset		11,400
2. To record income tax benefit		(127)
3. To record net impact of capital lease obligation		16,042
4. Miscellaneous adjustment to accounts receivable		(110)
5. To record allowable accounts receivable		(11,801)
NET CAPTIAL - UNAUDITED 2011 FOCUS REPORT	$	86,640

GILL CAPITAL PARTNERS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company operates pursuant to the (k) (2) (ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2011.

GILL CAPITAL PARTNERS, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company operates pursuant to the (k) (2) (ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no possession or control requirements as of December 31, 2011.

RICHEY
MAY & CO.

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Gill Capital Partners, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we considered to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 17, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2011, as noted above, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Englewood, Colorado
February 17, 2012

RICHEY MAY & Co.

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation</u>

To the Board of Directors of
Gill Capital Partners, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Gill Capital Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and, solely to assist you and the other specified parties in evaluating Gill Capital Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Gill Capital Partners, Inc.'s management is responsible for Gill Capital Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Richey May & Co.

Englewood, Colorado
February 17, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030563 FINRA DEC
GILL CAPITAL PARTNERS 21*21
600 S CHERRY ST STE 800
DENVER CO 80246-1710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James O'Brien

2. A. General Assessment (item 2e from page 2) $ 4,197.69

B. Less payment made with SIPC-6 filed (exclude interest) (1,879.72)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,317.97

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,317.97

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gill Capital Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO, Managing Partner
(Title)

Dated the 19 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,004,107
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	58,799
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	29,324
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	229,090
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,820	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	7,820
Total deductions	325,033
2d. SIPC Net Operating Revenues	$ 1,679,074
2e. General Assessment @ .0025	$ 4,197.69

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GILL CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

RICHEY, MAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
ENGLEWOOD, COLORADO

GILL CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

GILL CAPITAL PARTNERS, INC.

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